Form ATS-N
BofAS CRD # 283942

Part I: Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?

Yes ☒ No☐

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: **BOFA SECURITIES, INC.**

3. Full name(s) of NMS Stock ATS under which business is conducted, if different: **Instinct X**

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:

   a. SEC File No.: **008-69787**

   b. CRD No.: **000283942**

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:

   a. National Securities Association: **FINRA**

   b. Effective Date of Membership: **01/23/2018**

   c. MPID of the NMS Stock ATS: **MLIX**

6. Provide, if any, the website URL of the NMS Stock ATS:
https://www.bofaml.com/en-us/content/high-touch-electronic-trading.html

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary Address

Street 1	**Equinix NY4 New York IBX Data Center ("NY4 Data Center")**
Street 2	**755 Secaucus Rd.**
City	**Secaucus**
Zip	**07094**
State	**NEW JERSEY**

Form ATS-N
BofAS CRD # 283942

Secondary Address

Street 1	**CH1**
Street 2	**350 E Cermak Rd, 5th Floor**
City	**Chicago**
Zip	**60616**
State	**ILLINOIS**

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

☐　　Select if, in lieu of filing, Instinct X certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners. (See Exhibit 2)

☐　　Select if, in lieu of filing, Instinct X certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

10. For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.

Form ATS-N
BofAS CRD # 283942

Part I: **Identifying Information**

Item 8:   Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Rae, Glen Alexander	6300829	Individual	Chief Legal Officer	08/2019	Less than 5	N	N
~~Alam, Syed Faruqe~~	~~2394838~~	~~Individual~~	~~Chief Financial Officer~~	~~09/2019~~	~~Less than 5~~	~~N~~	~~N~~
Zuberi, Soofian J Jalil	2372292	Individual	Director & Chief Executive Officer	02/2022	Less than 5	Y	N
Chepucavage, Laura P	4672504	Individual	Director	02/2022	Less than 5	Y	N
Gadkari, Sarang Rajan	2522409	Individual	Director	02/2022	Less than 5	Y	N
Bhatia, Kashyap P	6110368	Individual	Chief Compliance Officer/Broker-Dealer	08/2022	Less than 5	N	N
~~Bliss, Claire Renee~~	~~6588570~~	~~Individual~~	~~Chief Compliance Officer/Registered Investment Adviser~~	~~09/2022~~	~~Less than 5~~	~~N~~	~~N~~
McQueen, Matthew C	4204052	Individual	Director	05/2024	Less than 5	Y	N
Santanna, Vincent	5290525	Individual	Chief Operations Officer & FINOP	03/2025	Less than 5	N	N
Mooney, Sara Rathbone	7616382	Individual	Chief Financial Officer	09/2025	Less than 5	N	N
Stagg, Jennifer C	2597167	Individual	Chief Compliance Officer/Registered Investment Adviser	06/2025	Less than 5	N	N

Part III: **Manner of Operations**

   Item 20: Suspension of Trading

a.   Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Instinct X will accept Subscriber orders and conditional placements but (other than for IXCC Orders) will not cross orders and conditional placements during a regulatory halt, when a symbol is quoted in Limit Up/Limit Down status, or when market data is delayed.

With respect to IXCC Orders, if a LULD or other regulatory halt causes the primary listing market for the relevant NMS Stock not to disseminate an official closing price by 5:00 P.M. Eastern Time, the IXCC Orders will be cancelled back unexecuted. If a LULD or other regulatory halt is in effect at the time an IXCC Order is received but lifted before 5:00 P.M. Eastern Time, the IXCC Order will be eligible for matching and execution in the IXCC.

For Trajectory Orders, if a regulatory halt occurs during the duration of the Trajectory Order, Instinct X will cancel the remaining, unexecuted shares of the Trajectory Order. In the event of a symbol entering LULD status, Instinct X will cancel the remaining, unexecuted shares of the Trajectory Order.

Additionally, BofAS can, in its sole discretion, elect to suspend operation of Instinct X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access ~~and Regulation SCI~~ volume thresholds. BofAS will make reasonable efforts to notify Subscribers electronically in a timely manner in the event of such an occurrence. With respect to orders and conditional placements other than IXCC Orders, in the event of a suspension of trading in Instinct X generally or in a particular NMS stock, Instinct X will cancel all existing unexecuted orders and conditional placements and reject any new orders and conditional placements, including Firm-Up Accepts. Orders executed prior to a suspension will be reported to the Subscriber. With respect to IXCC Orders, BofAS can, in its sole discretion, implement a suspension of trading in Instinct X generally or in a particular NMS stock that either (i) triggers immediate cancellation of all unexecuted IXCC Orders and rejects any new IXCC Orders or (ii) rejects new orders but permits existing orders to remain resting in Instinct X unless and until the suspension remains in effect as of 5:00 PM, at which time IXCC Orders will be cancelled back unexecuted.

b.   Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?

☒ Yes   ☐ No